                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                           MACC Private Equities Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
                     --------------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 16, 1996
                     --------------------------------------
                              (Date of Event which
                             Requires Filing of this
                                   Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 552 617 102
- ---------------------
- --------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON

         Zions Bancorporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (87-0227400)

- --------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [  ]

                                                                       (b)  [  ]

- --------------------------------------------------------------------------------
 3.      SEC USE ONLY

- --------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC

- --------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                             [ ]
- --------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

- --------------------------------------------------------------------------------
                  7.       SOLE VOTING POWER

  NUMBER OF                72,565
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 -0-
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  72,565
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           -0-
- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  72,565

- --------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                             [ ]
- --------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.2%

- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC, CO

- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of MACC Private Equities Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 101 Second Street, S.E., Suite 800, Cedar Rapids, Iowa 52401.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c), (f) This statement is being filed by Zions Bancorporation ("Zions"), a Utah corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal business offices of Zions are located at 1380 Kennecott Building, Salt Lake City, Utah 84133. Zions is the second largest bank holding company headquartered in Utah and provides a full range of banking and related services primarily in Utah, Nevada and Arizona. Its principal subsidiaries are banking subsidiaries which include Zions First National Bank ("ZFNB"), Nevada State Bank and National Bank of Arizona. The names of the directors and executive officers of Zions and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

         (d) Neither Zions nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Zions nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds required to purchase the 72,565 shares of Common Stock were $728,188.87. These funds were derived from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         (a)-(j) Subject to market conditions and developments with respect to the Company, Zions may purchase up to 25% of the outstanding shares of Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC and federal securities laws. The transaction reported hereunder is intended to assist in the achievement of that purpose.

         As described under Item 6 below, the Company has agreed to use its reasonable best efforts to cause a nominee of Zions to serve on the Company's board of directors commencing at its annual meeting in 1997.

         As described under Item 6 below, the Company has agreed with Zions to contribute to MorAmerica Capital Corporation ("MorAmerica Capital"), a wholly owned subsidiary of the Company, additional capital in the amount of approximately $2,500,000 and not to make any investments other than in MorAmerica Capital and other debt and equity investments of the kind and amount eligible for investment by a national bank.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Zions currently owns 72,565 shares of Common Stock, which Zions believes represents approximately 7.2% of the outstanding shares of Common Stock.

         (b) Zions has sole power to vote and sole power to direct the disposition of each share of Common Stock owned by it.

         (c) Pursuant to the Agreement described in Item 6, on May 16, 1996, Zions purchased from the Company 20,000 newly issued shares of Common Stock at a per share price of $17.70. On May 20, 1996, Zions purchased an additional 3,500 shares of Common Stock on the open market at an average price per share of $9.79. To the best knowledge of Zions, none of the persons listed on Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 13, 1996, Zions and the Company entered into an agreement (the "Agreement") pursuant to which the Company issued and sold to Zions 20,000 shares of its Common Stock for an aggregate purchase price of $354,000. The following discussion of the material provisions of the Agreement is limited and qualified by the terms of the Agreement, which is included as an exhibit hereof.

         The Agreement provides for the issuance of 20,000 shares of Common Stock to Zions at a per share price equal to the current net asset value per share as reported in the Company's Quarterly Report on Form 10-Q (the "Form 10-Q") for the three months ended March 31, 1996, which value has been determined to be $17.70 per share. The Form 10-Q was filed with the Securities and Exchange Commission on May 15, 1996.

         The Agreement also requires the Company to use its reasonable best efforts to cause a nominee of Zions to serve on the Company's board of directors commencing on the date of the Company's Annual Meeting of Shareholders to be held during February, 1997. Provisions of the Agreement also limit the ability of Zions to increase its ownership of Common Stock above 25% of issued and outstanding shares without the prior approval of the Company's Board of Directors.

         In order to comply with federal regulations applicable to permissible investments by banks and bank holding companies, and to maximize the Company's ability to leverage the capital of MorAmerica Capital, the Agreement requires the Company to contribute to MorAmerica Capital additional capital in the amount of approximately $2,500,000. In addition, the Company has agreed with Zions not to make any investments other than in MorAmerica Capital and other debt and equity investments of the kind and amount eligible for investment by a national bank.

         Together with Zions' existing holdings of Common Stock acquired through open market purchases, after the closing of its purchase under the Agreement on May 16, 1996, Zions owned approximately 72,565 shares, equal to approximately 7.2% of the issued and outstanding shares of Common Stock. The Agreement contemplates that some or all of Zions' total holdings of Common Stock may be transferred to ZFNB or one of ZFNB's operating subsidiaries.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement, dated as of May 13, 1996, by and between Zions Bancorporation and MACC Private Equities Inc.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1996

                                            ZIONS BANCORPORATION

                                            By:    /s/ Gary L. Anderson
                                                   ----------------------------
                                            Name:  Gary L. Anderson
                                            Title: Senior Vice President, Chief
                                                   Financial Officer and
                                                   Secretary

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION

         The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

Name                                        Present Principal Occupation or Employment and Address
- ----                                        ------------------------------------------------------
Gary L. Anderson                            Senior Vice President, Chief Financial Officer and
                                            Secretary of Zions.  Executive Vice President and
                                            Secretary of the Board of Directors of Zions First
                                            National Bank.

Jerry C. Atkin                              Director of Zions.  Chairman, President and Chief
                                            Executive Officer, SkyWest Airlines, 444 S. River Road,
                                            St. George, Utah 84770.

Danne L. Buchanan                           Senior Vice President of Zions.  President of Zions
                                            Data Service Company.

Grant R. Caldwell                           Director of Zions.  Retired, former Partner, KPMG Main
                                            Hurdman, Salt Lake City, Utah.

R. Don Cash                                 Director of Zions.  Chairman, President and Chief
                                            Executive Officer of Questar Corporation, 180 East 100
                                            South, Salt Lake City, Utah 84111.  Director, Zions
                                            First National Bank.

Gerald J. Dent                              Senior Vice President of Zions.  Executive Vice
                                            President of Zions First National Bank.

John J. Gisi                                Senior Vice President of Zions.  Chairman and Chief
                                            Executive Officer of National Bank of Arizona.

Mark B. Hinckley                            Senior Vice President of Zions.

George Hofmann III                          Senior Vice President of Zions.  President and Chief
                                            Executive Officer of Nevada State Bank.

Richard H. Madsen                           Director of Zions.  President and Chief Executive
                                            Officer, ZCMI, 2200 South 900 West, Salt Lake City,
                                            Utah 84137.

Roger B. Porter                             Director of Zions. IBM Professor of Business and
                                            Government, Harvard University, 79 John F. Kennedy
                                            Street, Cambridge, Massachusetts 02138.

Robert G. Sarver                            Director of Zions.  Executive Director, Southwest Value
                                            Partners and affiliates, 8160 N. Hayden Road, Building
                                            J-208, Scottsdale, Arizona 85258.  Chairman and Chief
                                            Executive Officer, G B Bancorporation.

Harris H. Simmons                           President and Chief Executive Officer of Zions.
                                            President, Chief Executive Officer and Director, Zions
                                            First National Bank.  Director, Questar Corporation.

Name                                        Present Principal Occupation or Employment and Address
- ----                                        ------------------------------------------------------
L.E. Simmons                                Director of Zions.  President, SCF Investment Partners
                                            and L.E. Simmons & Associates, Inc., 6600 Texas
                                            Commerce Tower, Houston, Texas 77002.

Roy W. Simmons                              Chairman of the Board of Directors of Zions.  Chairman
                                            of the Board of Directors of Zions First National Bank.
                                            Member of the Board of Directors of Beneficial Life
                                            Insurance Co.  Director, Ellison Ranching Co.

I.J. Wagner                                 Director of Zions.  President, The Keystone Company,
                                            910 Kennecott Building, Salt Lake City, Utah 84133.

Dale W. Westergard                          Director of Zions.  Retired former Executive Vice
                                            President of Zions. Director, Zions First National
                                            Bank.

                                  EXHIBIT INDEX

1. Agreement, dated as of May 13, 1996, by and between Zions Bancorporation and MACC Private Equities Inc.

                                  Page 9 of 21